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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 22)

                               MERCOM, INC.
                             (Name of Issuer)

                               COMMON STOCK
                              $1.00 PAR VALUE
                      (Title of Class of Securities)

                           --------------------

                                 58935D109
                              (CUSIP Number)

                             C-TEC CORPORATION
                    (Names of Persons Filing Statement)

                            Raymond B. Ostroski
               Executive Vice President and General Counsel
                             C-TEC Corporation
                            105 Carnegie Center
                        Princeton, New Jersey 08540
                         Tel. No.: (609) 734-3700
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                               June 18, 1997
                  (Date of Event which Requires Filing of
                              this Statement)

                           --------------------

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

               Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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
                                                         SCHEDULE 13D

CUSIP No.   58935D109                                                             Page   2    of   4    Pages

        1            NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     C-TEC Corporation   23-2093008


        2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a)  [ ]
                                                                                                                      (b)  [X]

        3            SEC USE ONLY

        4            SOURCE OF FUNDS*

        5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
                     or 2(e)                                                                                               [ ]
                     N/A

        6            CITIZENSHIP OR PLACE OF ORGANIZATION
                     Pennsylvania


                                                             7         SOLE VOTING POWER
                                                                       2,964,250

                         NUMBER OF SHARES                    8         SHARED VOTING POWER
                     BENEFICIALLY OWNED BY EACH                        -0-
                       REPORTING PERSON WITH
                                                             9         SOLE DISPOSITIVE POWER
                                                                       2,964,250

                                                            10         SHARED DISPOSITIVE POWER
                                                                       -0-

       11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,964,250

       12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                [ ]

       13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     61.92%

       14            TYPE OF REPORTING PERSON*
                     CO
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               The following information amends the Schedule 13D dated
March 14, 1990, as previously amended (as so amended, the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

               Item 4.  Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

               "On June 18, C-TEC announced that it had suspended its previously announced proposal to acquire the 38.08% of the Common Stock not currently owned by it. The foregoing acquisition proposal has been suspended until after completion of C-TEC's previously announced restructuring. C-TEC reserves the right to withdraw its proposal at any time prior to the execution of a definitive agreement. There can be no assurance as to the terms of any transaction or that any transaction will take place."


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 1997

                                         C-TEC CORPORATION



                                         By: /s/ David C. McCourt
                                             -----------------------------
                                             Name:   David C. McCourt
                                             Title:  Chairman and Chief
                                                     Executive Officer